
03025605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PERSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

or

[ ] TRANSITION REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number(s): 333-75346

A. Full title of the plan and address if the plan, if different from that of the issuer named below:

The Phoenix Companies, Inc. Savings and Investment Plan
c/o Bonnie Malley, Sr. V.P.
100 Bright Meadow Boulevard
Enfield, CT 06083-1900

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Phoenix Companies, Inc.
P.O. Box 5056
One American Row
Hartford, CT 06012-5056

REQUIRED INFORMATION

Financial Statements and Exhibits

(a.) The Phoenix Companies, Inc. Savings and Investment Plan Financial Statements
(b.) Exhibits:

23. Consent of Independent Accountants
99.1 Certification of Phoenix Life Insurance Company as plan sponsor pursuant to Section 906

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

Name of Plan: **The Phoenix Companies, Inc. Savings and Investment Plan**

Signature: Bonnie J Malley
The Phoenix Life Insurance Company as plan sponsor by Bonnie Malley, Sr. V.P.

Date: 6/24/03



One American Row
PO Box 5056
Hartford CT 06102-5056

Phone 860.403.5000
www.phoenixwm.com

Phoenix Life Insurance Company
A member of The Phoenix Companies, Inc.

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 11-K of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") for the year ended December 31, 2002 (the "Report"), I, Bonnie Malley, Senior Vice President of Phoenix Life Insurance Company, the sponsor of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of December 31, 2002 (the last date of the period covered by the Report).

Bonnie J. Malley
Bonnie J. Malley, Senior Vice President
Phoenix Life Insurance Company
June 26, 2003

Cam\a:#9 Other\Certification - Bonnie Malley

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75346) of The Phoenix Companies, Inc. of our report dated June 24, 2003 relating to the financial statements of The Phoenix Companies, Inc. Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 25, 2003

The Phoenix Companies, Inc.
Savings and Investment Plan

Financial Statements and
Supplemental Schedule
December 31, 2002 and 2001

The Phoenix Companies, Inc.
Savings and Investment Plan
Index

* Other supplemental schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Participants and Administrator of
The Phoenix Companies, Inc.
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Phoenix Companies, Inc. Savings and Investment Plan (formerly, the Phoenix Home Life Mutual Insurance Company Savings and Investment Plan) (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 24, 2003

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2002	**2001**
Assets:		
Investments, at fair value (Note 3)	$ 89,666,246	$ 118,609,408
Guaranteed interest contracts, at contract value	10,550,219	6,754,080
Participant loans, at unpaid principal balances	1,927,240	2,499,166
Total investments	102,143,705	127,862,654
Sponsor contributions receivable	149,074	101,661
Participant contributions receivable	321,589	277,815
Net assets available for benefits	$ 102,614,368	$ 128,242,130

The accompanying notes are an integral part of these financial statements.

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2002	2001
Additions (deductions) to net assets:		
Investment income:		
Interest	$ 589,682	$ 589,167
Dividends	943,868	1,602,055
Net depreciation in fair value of investments	(24,822,544)	(35,455,951)
	(23,288,994)	(33,264,729)
Contributions:		
Sponsor	4,164,045	3,658,332
Participant	10,051,470	12,304,277
	14,215,515	15,962,609
Benefit payments	(16,554,283)	(12,442,657)
Net decrease in net assets	(25,627,762)	(29,744,777)
Net assets available for benefits at beginning of year	128,242,130	157,986,907
Net assets available for benefits at end of year	$ 102,614,368	$ 128,242,130

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan"), formerly the "Phoenix Home Life Mutual Insurance Company Savings and Investment Plan", provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan that contains a cash or deferred arrangement under section 401(k) of the Internal Revenue Code and is sponsored by Phoenix Life Insurance Company ("PLIC"), formerly Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life"). The Plan was established December 1, 1973 and most recently amended July 1, 2002. Employees of PLIC approved to participate in the Plan are immediately eligible to participate in the Plan. The Plan is subject to the provisions of ERISA.

Reorganization

On June 25, 2001, Phoenix Home Life converted from a mutual life insurance company to a stock life insurance company and changed its name to PLIC and became a wholly owned subsidiary of The Phoenix Companies, Inc. ("Phoenix"), a publicly traded company. At the same time, Phoenix Investment Partners, Ltd. ("PXP") became an indirect, wholly owned subsidiary of Phoenix.

In conjunction with the reorganization, it was determined that the Plan's group variable annuity contracts are in the category of contracts that would receive Phoenix common stock as a result of the reorganization. An independent fiduciary was engaged to represent the interests of the Plan's investments in the group variable annuity contracts. The independent fiduciary made all voting decisions on behalf of the Plan regarding the reorganization, distributions in the form of stock, and other related matters. The value of the contribution of these contracts to Phoenix's operations was determined based on a variety of factors, resulting in an allocation of Phoenix common stock to the Plan's group annuity contracts of $342,473. The value of Phoenix common stock was allocated proportionately to individual participants in this plan based on estimated account balances in the group annuity contracts as of December 31, 2000. Phoenix common stock was liquidated and the proceeds were deposited into the Phoenix Goodwin Money Market Fund. Participants made a special election for allocating the proceeds of Phoenix common stock within the existing investment options of the Plan.

Contributions

Participants may contribute an amount equal to but not less than 2% and equal to but not more than 16% of their Plan compensation, as defined, for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers 13 mutual funds and 2 sub-accounts within a group variable annuity contract. On January 1, 2002, the Phoenix Common Stock Fund was added as an investment option available only to non-officers. Participants can transfer out account balances invested in this fund once every 90 days. In addition, effective January 1, 2002, PLIC's matching contributions for non-officers who participate in the Plan are made in the form of units in the Phoenix Common Stock Fund. For officers, the sponsor allocates its contribution to the matching contribution accounts using the ratio of each participant's basic contributions to the aggregate amount of the participant's basic contributions.

Unless a new employee elected a deferral percentage or elected not to defer, new employees received an automatic participant contribution of 3% of compensation into the Plan. Effective July 1, 2002 the automatic participant contribution percentage was increased to 5% of compensation.

On September 10, 2000, Phoenix and PXP entered into an agreement and plan of merger, pursuant to which Phoenix agreed to purchase the outstanding common stock of PXP owned by third parties, for a price of $15.75 per share. This transaction was completed on January 11, 2001. As a result, PXP became an indirect wholly owned subsidiary of Phoenix and PXP's shares of common stock were delisted from the New York Stock Exchange. Participants in the Plan who were holders of record of the PXP Common Stock Fund as of December 6, 2000, were paid the equivalent of PXP Common Stock Fund's unit value in cash on January 17, 2001. The proceeds were deposited in the Phoenix Goodwin Money Market Fund. Participants were able to make a special election allocating the proceeds from the liquidation of the PXP Common Stock Fund within the existing investment options of the Plan.

Participant contributions are recorded in the period during which PLIC makes payroll deductions from the participant's earnings.

The following contributions may be made:

- Basic contributions, as defined by the Plan document, are participant contributions made through payroll deductions of not less than 2% but not exceeding 6% and not less than 2% but not exceeding 3% of the participant's Plan compensation for employees of PLIC and PXP, respectively, and may be contributed either as pre-tax contributions or as after-tax contributions pursuant to section 401(k) of the Internal Revenue Code.

- Supplemental contributions, as defined by the Plan document, are participant contributions made through payroll deductions in excess of the 6% and 3% basic contribution limit but not more than 16% of Plan compensation. These amounts may also be contributed either as pre-tax contributions or as after-tax contributions pursuant to section 401(k) of the Internal Revenue Code.

- Matching contributions, as defined by the Plan document, are sponsor contributions equal to 50% of participant basic contributions for officers of PLIC and 100% of participant basic contributions for officers of PXP. Effective July 1, 2002, all non-officer participants receive a sponsor matching contribution equal to 100% of the participant's deferral up to 3% of Plan compensation and 50% on the next 2% of Plan compensation deferred, up to a total of 4% sponsor matching contribution.

- Effective January 1, 2002, participants who are at least 50 years of age, or will attain age 50 by December 31 of the plan year, are allowed to make additional contributions, known as "catch up contributions", over and above the standard IRS deferral limits for that plan year.

Participant accounts

Each participant's account is credited with the participant's contributions and allocation of the sponsor's matching contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investment in that fund. Investment income is reinvested in the same investment vehicle and is credited to the respective participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Participants employed as of July 1, 2002, became 100% vested in the sponsor matching contributions. Participants who terminated prior to July 1, 2002 are subject to the prior vesting schedule as follows:

A participant becomes 25% vested on the January 1 following the date of employment and an additional 25% on each January 1 until the account is 100% vested. Employees of PXP are immediately vested in the sponsor matching contributions. Upon death or disability, all matching contributions become fully vested.

Benefit payments

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the vested portion of his or her account or retain amounts in the Plan until normal retirement age. Upon retirement or disability, accounts are distributed in a lump sum. Distributions are subject to the applicable provisions of the Plan document. Benefit payments are recorded as expenses when they have been approved for payment and paid by the Plan.

Participant loans

A participant may borrow up to a maximum of $50,000 or one half of the participant's before-tax and rollover account balance minus any current outstanding loans, whichever is less. Loans are treated as a transfer from/to the investment fund to/from the participant loan account. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.75 % to 10.5% and 7.0% to 10.5% for the years ended December 31, 2002 and 2001, respectively). Loan terms generally range from 1 to 4 ½ years and when proceeds are used for the purchase of a primary residence, terms may be up to 30 years. Principal and interest are paid ratably through biweekly payroll deductions beginning in the month following receipt of the loan.

2. Summary of Accounting Policies

Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation

Investments in the Phoenix mutual funds and one of the group variable annuity contract sub-accounts are valued at net asset value. The Phoenix Common Stock Fund is valued at quoted market price. Investments in the PLIC Guaranteed Principal Account are fully benefit responsive and are recorded at contract value, which approximates fair value. Participant loans are valued at unpaid principal balances, which approximates fair value.

Administrative expenses

PLIC currently pays all fees and expenses related to the Plan. Expenses of the mutual funds are reflected in the investment results. PLIC waives surrender charges and administrative expenses related to the variable annuities.

3. Investments

Investments that represent 5% or more of the Plan's net assets are separately identified below.

	As of December 31,	
	2002	2001
Phoenix-Engemann Capital Growth Fund	$13,701,898	$20,705,071
Phoenix-Goodwin Money Market Fund	12,696,531	15,902,231
Phoenix-Oakhurst Balanced Fund	12,666,489	15,938,586
Phoenix-Engemann Aggressive Growth Fund	12,059,715	18,919,951
PLIC-Guaranteed Principal Account	10,550,219	N/A
Phoenix-Aberdeen Worldwide Opportunities Fund	6,296,571	8,100,121
Phoenix-Oakhurst Growth and Income Fund	5,341,113	7,507,391
Phoenix-Seneca Strategic Theme Fund	N/A	8,422,974

Investment performance

During the years ended December 31, 2002 and 2001, the Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Mutual Funds	$ (22,876,575)	$ (35,154,014)
Phoenix Common Stock Fund	(1,320,039)	-
Phoenix J.P. Morgan Research Enhanced Index Fund	(625,930)	(323,454)
Phoenix Investment Partners, Ltd. Common Stock Fund	-	21,517
Net depreciation in fair value of investments	$ (24,822,544)	$ (35,455,951)

4. Investment Contracts with Insurance Company

Prior to February 28, 2002, the Plan participated in two separate group variable annuity contracts for PLIC and PXP employees. Effective February 28, 2002, the separate contracts were combined into a single contract.

The group variable annuity contract has two investment options available for Plan investment: the Guaranteed Principal Account supported by the general account of PLIC, and the Phoenix J.P. Morgan Research Enhanced Index Fund. For the Plan's investment in the PLIC Guaranteed Principal Account, the Plan is credited with interest at the interest rates specified in the contract. The declared rates are guaranteed for one quarter and are applied to both past contributions and future contributions for that quarter. The new rates are declared at the beginning of each quarter. The rates, which cannot be lower than 3%, are determined by PLIC based on information as to expected investment yields. Factors PLIC may consider in determining the current declared rates are general economic trends, rates of return currently available and anticipated on investments, regulatory and tax requirements and competitive factors. The average guaranteed interest rates applicable to each of the contracts were 4.94% and 5.80% for the years ended December 31, 2002 and 2001, respectively. The stated crediting interest rates were 4.50% and 5.50%, at December 31, 2002 and 2001, respectively. As discussed in Note 2, the PLIC Guaranteed Principal Account is included in the financial statements at contract value.

5. Related Party Transactions

Plan assets include investments in funds managed and underwritten by subsidiaries of PXP. PLIC manages investments in the Guaranteed Principal Account. Phoenix National Trust, an indirect wholly owned subsidiary of Phoenix, is the Plan's trustee. Personnel and facilities of PLIC have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions, in the opinion of PLIC Benefit Plans Committee, are exempt from detailed reporting under Title I of ERISA.

6. Plan Termination

Although they have not expressed any intent to do so, PLIC has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan document. In the event of Plan termination, participants become 100% vested in their accounts. As a result of a plant closing that occurred during 2001, certain participants became 100% vested in their accounts.

7. Income Tax Status

The Internal Revenue Service has determined and informed PLIC by a letter dated November 1, 1995, that the Plan document and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan document has been amended since receiving the determination letter. However, the Plan's administrator and tax counsel believe that the Plan document is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Internal Revenue Service has determined and informed PLIC by a letter dated January 27, 2003, that the Plan document and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

8. Reconciliation of Plan Financial Statements to the Form 5500

Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9. Forfeitures

Forfeitures result from terminated employee's non-vested sponsor matching contributions remaining in the Plan. Forfeitures generated are available to offset sponsor matching contributions, which would be otherwise payable by PLIC in accordance with the Plan document. In 2002 and 2001, PLIC's matching contributions were offset by $46,562 and $49,708, respectively, from forfeited non-vested accounts.

10. Subsequent Events

Effective January 1, 2003, the combined basic and supplemental contribution percentage limit of 16% of Plan compensation is removed for participants earning less than $90,000 per year.

Effective March 3, 2003, the combined basic and supplemental contribution percentage limit for all active participants is changed to 60% of Plan compensation.

Effective March 3, 2003, the minimum participant contribution percentage was reduced from 2% to 1%.

Effective March 3, 2003, the Plan record keeper was changed to Fidelity Investments Institutional Retirement Services Company. The fund choices increased to 31 funds including funds offered and managed by Fidelity Management & Research Company. Use of the group variable annuity contract as an investment option was discontinued. Participant monies invested in the Phoenix-J.P. Morgan Research Enhanced Index Fund were transferred to the Fidelity Spartan U.S. Equity Index Fund. Participant monies invested in the PLIC Guaranteed Principal Account were transferred to the Fidelity Managed Income Portfolio. Participants could elect to re-allocate these monies to other funds within the fund selections offered in the Plan.

Effective March 3, 2003, the Plan trustee changed from Phoenix National Trust Company to Fidelity Management Trust Company.

Prior to March 3, 2003, participants who stopped contributing to the Plan had to wait 6 months to begin Plan contributions. Effective March 3, 2003, this restriction was removed and participants can restart their contributions at any time.

Prior to March 3, 2003, the Plan was able to automatically cash out participant account balances if the balance was less than $5,000 at the time of change in status from an active Plan participant. Effective for changes in status from an active Plan participant occurring on or after March 3, 2003, there is an automatic cash out of participant account balances if the balance falls below $5,000 regardless of the value of the account at the time of status change.

Effective July 1, 2003, the sponsor match for all officers will be changed to 100% of the first 3% of basic contributions plus a 50% match on the next 2% of basic contributions, up to a total of 4% sponsor matching contributions.

Effective July 1, 2003, the sponsor matching contributions for all officers will be made in the form of units in the Phoenix Common Stock Fund.

The Phoenix Companies, Inc. Savings and Investment Plan

Supplemental Schedule

Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Phoenix Series Fund	Phoenix-Engemann Capital Growth Fund	N/A**	$ 13,701,898
*	Phoenix Series Fund	Phoenix-Goodwin Money Market Fund	N/A**	12,696,531
*	Phoenix Series Fund	Phoenix-Oakhurst Balanced Fund	N/A**	12,666,489
*	Phoenix Series Fund	Phoenix-Engemann Aggressive Growth Fund	N/A**	12,059,715
*	Phoenix Strategic Equity Series Fund	Phoenix-Seneca Strategic Theme Fund	N/A**	4,930,560
*	Phoenix-Goodwin Multi-Sector Funds	Phoenix-Goodwin Multi-Sector Fixed Income Fund, Inc.	N/A**	4,499,691
*	Phoenix-Goodwin Multi-Sector Funds	Phoenix-Goodwin Multi-Sector Short Term Bond Fund	N/A**	3,050,262
*	Phoenix-Aberdeen Worldwide Opportunities Fund	Phoenix-Aberdeen Worldwide Opportunities Fund	N/A**	6,296,571
*	PLIC	Phoenix-J.P. Morgan Research Enhanced Index Fund	N/A**	2,122,777
*	Phoenix Equity Series Fund	Phoenix-Duff & Phelps Core Equity Fund	N/A**	580,264
*	Phoenix Edge Series Fund	Phoenix-Engemann Nifty Fifty Fund	N/A**	2,103,066
*	Phoenix Equity Series Fund	Phoenix-Oakhurst Growth & Income Fund	N/A**	5,341,113
*	Phoenix-Seneca Funds	Phoenix-Seneca Mid-Cap Edgesm Fund	N/A**	4,106,800
*	Phoenix Edge Series Fund	Phoenix-Hollister Value Equity Fund	N/A**	3,701,475
*	PLIC	PLIC Guaranteed Principal Account, 4.50%	N/A**	10,550,219
*	Phoenix	Phoenix Common Stock Fund	N/A**	1,809,034
*	Participant Loans	Participant loans, maturity of 1 to 30 years 5.75% - 10.50%, collateralized by participant account balances	$ -	1,927,240
	Total			$ 102,143,705

* Represents a party-in-interest to the Plan.
** Cost information has been omitted for participant directed investments.